SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Second Report
for the month of January 2002

ELBIT SYSTEMS LTD.
(Translation of Registrant's Name Into English)

Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

Attached hereto as Exhibit 1 and incorporated by reference herein is the registrant's press release, dated January 28, 2002, announcing that the registrant has acquired from DRB of the Steinmetz Group the 25 percent of Ortek Ltd.'s shares that it did not previously own.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD.
(Registrant)

By: ______________________
Arie Tal
Corporate Secretary

Dated: January 31, 2002

EXHIBIT INDEX

5

EXHIBIT 1

6

COMPANY NEWS

FOR IMMEDIATE RELEASE

ELBIT SYSTEMS EXPANDS ITS SECURITY OPERATIONS

Acquires remaining 25 percent of Ortek's shares to complete full ownership

Haifa, Israel, January 28, 2002 – Elbit Systems Ltd. (the "Company") (NasdaqNM: ESLT), the international defense electronics company announced today that it has acquired the remaining 25 percent of Ortek Ltd.'s shares from DRB of the Steinmetz Group. Prior to the completed acquisition, Elbit Systems held 75 percent equity in Ortek.

Ortek develops and manufactures electro-optical systems for border and site control and security for day and night use, counter-terrorism systems to detect and identify terrorist activity, and other homeland security systems. Ortek's customer base includes the Israel Defense Forces and security authorities worldwide. Ortek was established in 1983 and employs approximately 50 employees.

Elbit Systems's expertise in the field of security includes command, control and communications systems (C^3), airborne and space systems, unmanned aerial vehicles (UAV's), electro-optical night vision systems, and border control and registration system for the Israeli police and security forces.

President and Chief Executive Officer of Elbit Systems, Joseph Ackerman, commented, "The completion of this acquisition builds on existing synergies within the Elbit Systems Group as Ortek's business activities compliment El-Op's expertise in observation systems. The acquisition constitutes another step to expand Elbit Systems' activities in the security area."

About Elbit Systems Ltd.
Elbit Systems Ltd. is engaged in a wide range of defense-related programs throughout the world, in the areas of aerospace, ground and naval systems, command, control and communications (C^3) and advanced electro-optic technologies. The Company focuses on the upgrading of existing military platforms and developing new technologies for defense applications. For further information, please visit the Company web site at **www.elbit.co.il**

Contact:
Arie Tal, Corporate Secretary
Ilan Pacholder, VP Finance
Elbit Systems Ltd
Tel: 972-4-831-6632

Kimberly Storin
The Anne McBride Company
1212-983-1702 ext. 216
kstorin@annemcbride.com

STATEMENTS IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL DATA ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES OR OTHER FACTORS NOT UNDER THE COMPANY'S CONTROL, WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR OTHER EXPECTATIONS IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DETAILED IN THE COMPANY'S PERIODIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.